umicore

RECEIVED
2008 JAN 15 A 3:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek


08000209

LegalCorp
Brussels, January 11, 2008

SUPPL

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

The following press release:

- "Umicore enters jewellery materials business in North America " dated 17 December, 2007 ; and
- The convening notice to the extraordinary general meeting to be held on 5 February 2008.

Our Investor Relations department proposes that, as from reception of your e-mail address, all documents currently sent to your attention by post should be addressed by e-mail. We thank you to provide Isabelle Fulop (isabelle.fulop@umicore.com) with your e-mail address if you agree with such proposal.

PROCESSED
JAN 16 2008
THOMSON FINANCIAL

Yours sincerely,

Umicore

J. Beeckmans
Manager Legal Corp. Dpt.

A. Godefroid
Executive Vice-President Legal and Environment Health & Safety

Encl.

Umicore
Naamloze vennootschap - Société Anonyme
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE401 574 852
RPM/RPR 0401 574 852
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium

umicore

LIMITED LIABILITY COMPANY
Registered office: rue du Marais 31 Broekstraat - 1000 Brussels
Company number 0401.574.852

In view of the fact that the extraordinary general meeting held on 11 January 2008 was unable to validly conduct business and deliberate on the items on the agenda, owing to the absence of a quorum, shareholders are requested to attend the extraordinary general meeting which will be held on Tuesday 5 February 2008 at 10:00 a.m., at the registered office of Umicore, rue du Marais, Broekstraat 31, 1000 Brussels.

This meeting will validly conduct business and deliberate on the items irrespective of the number of shares represented.

In order to facilitate the keeping of the attendance list on 5 February 2008, the shareholders or their representatives will be invited to register as of 9 a.m.

AGENDA

1. ***Capital decrease with a view to deducting the untaxed reserves incorporated thereinto***

   Proposed resolution: capital decrease by an amount of fifty-five million, three hundred and eighteen thousand, one hundred and thirteen euros and twenty-six cents (EUR 55,318,113.26) to bring the capital from four hundred and sixty-six million, five hundred and fifty-eight thousand, two hundred and forty-two euros and seventy-four cents (EUR 466,558,242.74) to four hundred and eleven million, two hundred and forty thousand, one hundred and twenty-nine euros and forty-eight cents (EUR 411,240,129.48) by deduction of all untaxed reserves previously incorporated into the capital and their transfer to the account "Untaxed Reserves".

2. ***Capital increase***

   Proposed resolution: capital increase by an amount of eighty-eight million, seven hundred and fifty-nine thousand, eight hundred and seventy euros and fifty-two cents (EUR 88,759,870.52) to bring the capital from four hundred and eleven million, two hundred and forty thousand, one hundred and twenty-nine euros and forty-eight cents (EUR 411,240,129.48) to five hundred million euros (EUR 500,000,000) by deduction on the carried-forward benefit on the balance-sheet at thirty-one December two thousand and six and without issuance of new shares.

3. ***Cancellation of 1,197,325 treasury shares***

   Proposed resolution: cancellation of one million, one hundred and ninety-seven thousand, three hundred and twenty-five (1,197,325) treasury shares held by the company, without reduction of the registered capital nor of the entry "Issuance premium" and with the proportional cancellation of the reserve unavailable for distribution formed in accordance with Article 623 of the Company Code.

4. *Modification of the articles of association*

Modification of article 5 of the articles of association relating to the capital.

Proposed resolution: replacement of article 5 of the articles of association by the following text:

"The capital is set at five hundred million euros (500,000,000 EUR). It is represented by twenty-five million (25,000,000) fully paid up shares without nominal value."

Resolutions relating to the below proposals will be effective as from 29 February 2008.

5. *Split of the shares by a factor of five*

Proposed resolution: effective as from twenty-nine February two thousand and eight, split of each share resulting from the amalgamation of shares resolved upon by the general meeting of shareholders of twenty-six July nineteen hundred and eighty-nine by a factor of five, it being understood that the shares that were not subject to the amalgamation are not split.

Proposed resolution: acknowledgment that each pair of two shares held by the same shareholder that have not yet been subject to the amalgamation resolved upon by the general meeting of shareholders of twenty-six July nineteen hundred and eighty-nine is converted into one new share as a matter of law, as from twenty-nine February two thousand and eight.

6. *Modification of the form of the shares as a result of the amalgamation of the shares and the exchange of old shares for new shares*

Proposed resolution: effective as from twenty-nine February two thousand and eight, replacement of all bearer shares, including the shares that have not yet been subject to the amalgamation resolved upon by the general meeting of shareholders of twenty-six July nineteen hundred and eighty-nine, by dematerialized shares or by registered shares.

7. *Modification of the articles of association (effective as from twenty-nine February two thousand and eight.)*

7.1. Modification of article 5 of the articles of association relating to the capital.

Proposed resolution: replacement of article 5 of the articles of association by the following text:

"The capital is set at five hundred millions (500,000,000 EUR). It is represented by one hundred and twenty-five million (125,000,000) fully paid up shares without nominal value."

7.2. Modification of article 7 of the articles of association relating to the nature and ownership of the stock.

Proposed resolution: replacement of the first paragraph of article 7 of the articles of association by the following text:

"Shares which have not been fully paid up are registered shares. Fully paid up shares and other securities of the company are in registered or dematerialized form and all shareholders are entitled to request, at any time, at their expense, the conversion of their fully paid up shares from one form into the other form, within the limits of the law and without prejudice to the provisions set out in the last sentence of the second paragraph of Article 6."

Proposed resolution: deletion of the transitional provisions set out at the end of article 7.

7.3. Modification of article 16 of the articles of association relating to the convening of general meetings of shareholders.

Proposed resolution: replacement of the first sentence of the third paragraph by the following text:

"The body which convenes a meeting shall designate the locations where the certificates for dematerialized securities, established by the approved account holder or the clearing house, are to be deposited."

7.4. Modification of article 17 of the articles of association relating to the conditions of admission to general meetings of shareholders.

Proposed resolution: replacement of item a) of the first paragraph of article 17 of the articles of association by the following text:

"With respect to owners of dematerialized shares, the right to attend the meeting shall be conditional upon the deposit at the company or at one of the institutions indicated in the convening notices, at the latest six days before the meeting, of a certificate issued by an approved account holder or by the clearing institution, establishing the unavailability of the shares until the date of the meeting.

If foreign financial institutions are indicated as locations where deposits can be made, these institutions are entitled to appoint, in their respective countries, other institutions where the certificates of unavailability of the dematerialized shares can also be validly deposited, and to publish a list hereof."

Proposed resolution: transformation of the second paragraph under item b) of article 17, into item c) and replacement of the latter by the following text:

"If the last day set for the deposit of the unavailability certificates for dematerialized shares or the filing of attendance notice for registered shares is an official holiday, even if only for one of the cultural communities of Belgium, such a day will be moved backwards to the first preceding business day."

Proposed resolution: Renumbering item c) into item d) and replacement of this item by the following text:

"In derogation of the conditions of admission set forth in items a) to c) of this article, the board of directors can decide that the shareholders are admitted to the general meeting of shareholders and can exercise their voting rights if the shareholders can prove that they were shareholders at midnight on the fifth business day before the date set for the general meeting of shareholders (the "record date"), regardless of the number of shares which they hold on the day of the general meeting of shareholders. The number of shares held by each owner of shares on the record date at midnight will be indicated in a register created by the Board of Directors for these purposes. The convening notice for the general meeting of shareholders shall mention the record date as well as the procedure to be followed by the shareholders in order to register."

Proposed resolution: deletion of the second paragraph of article 17 (starting and ending with: "*The convening notice for the general meeting ... to register*".).

Proposed resolution: replacement of the fifth paragraph of article 17 of the articles of association by the following text:

"The owners of dematerialized shares or their proxies shall hand over the receipts of the certificates of unavailability issued in respect of the said shares."

7.5. Modification of article 18 of the articles of association relating to the conduct of the meetings of shareholders

Proposed resolution: replacement of the two last sentences of the third paragraph of article 18 of the articles of association by the following text:

"Attendance formalities complied with for the first meeting, including the deposit of unavailability certificates for dematerialized shares, as well as the deposit of any proxy, shall remain valid for the second meeting. New attendance formalities will be authorized within the time periods stated in the articles of association.".

7.6. Modification of article 24 of the articles of association containing transitional provisions concerning the split of the shares of the company.

Proposed resolution: replacement of article 24 of the articles of association by the following text:

"For a transitional period, until such time as the amalgamation of shares resolved upon at the extraordinary general meeting of Shareholders of 26 July 1989 has been fully completed, each share resulting from the amalgamation of ten old shares and from the split by a factor of five approved by the general meeting of five February two thousand and eight shall entitle its holder to two votes, and each old share shall entitle its holder to half of any allocation made to one share in the case of a distribution of profits or assets. Subject to these reservations, all references in the articles of association to shares shall also cover old shares."

8. Acquisition of own shares

The authorization granted by the extraordinary general meeting of shareholders held on 25 April 2007
- covers the acquisition of own shares existing prior to the proposal to the general meeting of shareholders to split the share by a factor of five;
- expires at the two thousand and eight ordinary general meeting.

Proposed resolution: authorization to the company to acquire on a regulated market, until the two thousand and nine ordinary general meeting of shareholders, own shares in the company, within the limits provided for by Articles 620 and following of the Company Code, at a price per share comprised between twenty euros (EUR 20) and two hundred and fifty euros (EUR 250).

Proposed resolution: in case of approval of the split of the shares by a factor of five by the extraordinary general meeting of shareholders, replacement of such authorization, as from twenty-nine February two thousand and eight by the following:
authorization to the company, as from twenty-nine February two thousand and eight, to acquire on a regulated market, until the two thousand and nine ordinary general meeting of shareholders, own shares in the company, within the limits provided for by Articles 620 and following of the Company Code, at a price per share comprised between four euros (EUR 4) and seventy-five euros (EUR 75).

Proposed resolution: authorization to the company's subsidiaries to acquire on a regulated market, or in any other way whatsoever, shares in the company in accordance with the conditions of the authorisation granted to the company.

Conditions of admission to the extraordinary general meeting:

Pursuant to Article 536 of the Company Code and to Article 17 of the articles of association, and as a derogation of the conditions set forth in a) and b) of said Article 17, the board of directors has decided that the shareholders will be admitted to, and can vote at, the general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Tuesday 29 January 2008**, at midnight (Belgian time) (the "**Record Date**"), the shares of which they intend to exercise the voting rights at the shareholders meeting.

In order to establish towards Umicore that they hold their shares on the Record Date, the shareholders must proceed as follows:

For holders of registered shares:

A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach UMICORE **at the latest on Tuesday 29 January 2008 at midnight** (Belgian time)

By fax: +32 2 227 79 13

or By e-mail: bjorn.dejonghe@umicore.com; isabelle.fulop@umicore.com

The holding of the shares on the Record Date will be assessed by UMICORE on the basis of the entries in the book of registered shares.

For holders of printed bearer shares:

Holders of **printed bearer shares** must physically deposit the number of shares for which they want their shareholding to be established on the Record Date in a Belgian branch of one of the banks listed below, **at the latest on Tuesday 29 January 2008**, before the close of business at such branch.
The holding of the shares on the Record Date will be established on the basis of a confirmation of the deposit sent to Umicore by the relevant bank.

We would particularly like to draw your attention to the fact that as from 1 January 2008, pursuant to the Belgian Law relating to the dematerialization of bearer shares, the deposit of any printed bearer shares with a financial institution by a shareholder in view of participating in a general meeting will cause the automatic dematerialization of his/her bearer shares and their inscription on a dematerialized deposit account with such a financial institution. It will no longer be possible to deliver back printed bearer shares to shareholders if those shares have been deposited with a financial institution.

For holders of dematerialised shares on a deposit account:

Holders of **dematerialised shares on a deposit account** will have to notify one of the banks listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Tuesday 29 January 2008 at midnight** (Belgian time). The holding of the shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the below banks.

FORTIS BANQUE/FORTIS BANK
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC BANK/KBC BANQUE
PETERCAM S.A.

The shareholders can **vote by post** in accordance with Article 19 of the articles of association. Postal votes must be cast on the form prepared by Umicore.

The postal voting form, as approved by the board of directors, may be obtained at the company's registered office or on the company website: www.umicore.com , or through the above-mentioned financial institutions.

The signed original of the postal voting form must reach the company's registered office (attention J. Beeckmans) by **Wednesday 30 January 2008 at the latest**.

The shareholders **can attend the meeting through a proxy holder.**

Proxy forms, as approved by the board of directors, may be obtained at the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions.

Signed original proxies must reach the company's registered office (attention J. Beeckmans) by **Wednesday 30 January 2008 at the latest**.

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares. However, the organisations declaring being authorised to act as owners of the shares by the effective shareholder, will be allowed to vote.

Access to the extraordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the reception desk of Umicore.



Press Release,
17 December 2007 – 08:00 CET



UMICORE ENTERS JEWELLERY MATERIALS BUSINESS IN NORTH AMERICA

Umicore has reached an agreement to acquire Imperial Smelting & Refining Co. of Canada Ltd., located in Toronto, Canada. Imperial is the leading supplier of precious metal products and recycling services for the jewellery industry in Canada, and also supplies the US market.

Imperial is a family business, which was founded in 1914, and that employs approximately 70 people. In 2006 it generated revenues equivalent to € 5.8 million, excluding metal value. Imperial will continue to trade under the same name and will be integrated in Umicore's Jewellery and Electroplating business unit. This business unit has its headquarters in Europe with operations in Germany, the Netherlands and Austria. It is also active in Asia with a plant in Thailand. This acquisition allows Umicore to expand its jewellery materials business into North America.

"The acquisition of Imperial will provide our group with a market entry into the North American jewellery industry. In addition to the local production platform we will be able to supply this market with products and services from our Pforzheim plant," commented Dr. Jörg Beuers, Head of the Jewellery and Electroplating business unit, and CEO and Chairman of Allgemeine (Allgemeine Gold- und Silberscheideanstalt AG is 90.8% owned by Umicore and is at the heart of its Jewellery and Electroplating business unit).

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382


umicore

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.2 billion (€ 1.7 billion excluding metal) in 2006 and currently employs some 14,000 people.

END